FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page
Signature	3
Exhibit 99.9 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: December 31, 2008

Exhibit 99.9

China Medical Technologies Announces the Completion of the Sale of its HIFU Business

Beijing, December 31, 2008 – China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products, today announced that the Company has completed the previously announced sale of its High Intensity Focused Ultrasound tumor therapy system business (the “HIFU Business”) to Chengxuan International Ltd. (“Chengxuan”), a major shareholder of the Company.

The Company stated the reasons for the sale of the HIFU Business in the press release dated December 18, 2008 which included the conditions in the global financial markets, more stringent regulatory requirements on therapeutic equipment from the State Food and Drug Administration in China (the “SFDA”) and the significant capital investments required to obtain U.S. and EU regulatory approvals for the HIFU equipment. The Company wishes to elaborate the above reasons below.

The Company believes that the business conditions and outlook for the HIFU Business has deteriorated significantly due to the recent global financial turmoil. Certain HIFU distributors have recently experienced severe difficulties in obtaining financing in China which have negatively affected their working capital and liquidity. As a result, some of them have delayed their planned delivery schedules of the purchased HIFU equipment from the Company to a much later date and others did not place purchase orders with the Company based on the Company’s previous expectations. In addition, certain hospitals that have previously considered purchases of the Company’s HIFU equipment have recently informed the relevant HIFU distributors to put their proposals on hold. The Company has also experienced slower collections and recorded higher accounts receivable from the HIFU distributors. The Company believes that these adverse business conditions for the HIFU Business are unlikely to improve in 2009 because the HIFU Business is more susceptible to the adverse impact of the recent economic downturn due to the high price of the HIFU equipment. In order to improve the outlook for the HIFU Business, the Company would need to adopt aggressive measures including providing selling price reductions as well as entering into profit sharing arrangements with hospitals directly to which free HIFU equipment would be provided by the Company. To date, the profit sharing arrangements with hospitals for the HIFU equipment have been entered into by HIFU distributors only. These measures could have a significant adverse effect on the revenue and the profitability of the HIFU Business in the foreseeable future.

As previously disclosed, the Company’s HIFU registration certificate renewal application has been under review by the SFDA for some time. The long review process was initially due to the administrative delays. In November 2008, the SFDA required the Company to provide new clinical trial data for each approved indication for the renewal assessment which was not required in the previous renewal process for therapeutic medical equipment. The Company expects the new requirements from the SFDA to prolong the renewal process. In addition, the SFDA may require the submission of new clinical trial data for all approved indications within a time limit which is not feasible for the Company because the clinical trial data for certain indications may not be readily available. As a result, the Company may only be able to submit completed clinical trial data for certain approved indications for the renewal requirements. If that happens, the scope of the renewed registration certificate may be narrower than the previously approved scope which will likely have an adverse effect on the sales of the HIFU equipment.

The Company initiated the U.S. FDA project for the HIFU equipment in early 2005. At that time, the Company was advised that the pre-market approval process for the HIFU equipment in the U.S. would take about 5 years. The Company received the conditional investigational device exemption in July 2007. Since then, the Company has responded several rounds of questions from the U.S. FDA and prepared the commencement of the clinical trial in the U.S. The Company has managed to complete all procedures to commence the clinical trial in the U.S. recently but was advised that the clinical trial would take another 3-5 years to complete and the current budget for the clinical trial is substantially higher than the Company’s previous budget. In addition, it is uncertain that the Company will be able to eventually receive approval from the U.S. FDA for the HIFU equipment after the completion of the clinical trial through the Company’s significant investment.

Based on the above reasons, the management believes that it is in the best interest of the Company to focus its resources on the Company’s advanced IVD operations which provide recurring revenue from selling consumables for diagnostic purposes. The recent global financial turmoil has had much less impact on the Company’s advanced IVD operations because the consumer base for medical diagnosis is much larger than that of medical treatment and the consumer needs for medical consultation are generally less influenced by economic environment. As a result, the management decided to look for potential buyers for the HIFU Business and contacted several medical device companies which could be potential buyers. The management indicated to them the intention to sell the HIFU Business but did not receive an interest from any of them. The management then turned to Mr. Xiaodong Wu, the chief executive officer of the Company who was the founder of the HIFU Business and received his interest in purchasing the HIFU Business. To ensure that the sale would be conducted on an arm’s length basis on terms which were consistent with market practice, the Company engaged a qualified and reputable international firm to carry out an independent valuation of the HIFU Business and received a fair value range between RMB361.2 million (US$52.9 million) and RMB419.3 million (US$61.4 million). The final selling price after negotiation was determined at US$53.5 million. In accordance with the listing rules of NASDAQ and the Company’s internal corporate governance rules, the proposal for the sale of the HIFU Business was presented to the Company’s audit committee and board of directors for evaluation and approval before the Company entered into an agreement with Chengxuan, a company owned by Mr. Xiaodong Wu, for the transaction. The Company’s audit committee consisting of three independent directors approved the proposal after careful consideration of relevant facts and circumstances and submitted the proposal to the board of directors for further evaluation and approval. The Company’s board of directors consists of four independent directors, Mr. Sam Tsang, the Chief Financial Officer and Mr. Xiaodong Wu, the Chief Executive Officer. Mr. Xiaodong Wu did not participate in the voting with respect to the sale of the HIFU Business.

As the Company has completed the sale of the HIFU Business, the Company becomes a pure advanced IVD company. The Company expects to use the proceeds from the sale of the HIFU Business to support the further development of the fast growing molecular diagnostic businesses and strives to become the leading molecular diagnostic company in China.

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB6.8254 to US$1.00, the noon buying rate in New York City for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of Friday, November 28, 2008.

About China Medical Technologies, Inc.

China Medical Technologies is a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic (IVD) products using Enhanced Chemiluminescence (ECLIA) technology, Fluorescent in situ Hybridization (FISH) technology and Surface Plasmon Resonance (SPR) technology to detect and monitor various diseases and disorders. For more information, please visit http://www.chinameditech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Sam Tsang

Tel: 86-10-6530-8833

Email: IR@chinameditech.com